UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On July 12, 2022, Blue Hat Interactive Entertainment Technology (the “Company”) and two institutional investors (the “Purchasers”) entered into securities purchase agreements (the “Purchase Agreements”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 1,000,000 ordinary shares, par value $0.01 per share, of the Company (the “Ordinary Shares”), in a registered direct offering, for gross proceeds of $3,600,000, before deducting estimated offering expenses (the “Offering”). The purchase price for each Ordinary Share is $3.60.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is expected to close on July 13, 2022. The first tranche of the Offering in the amount of $1,440,000 is expected to close on or around July 13, 2022 and the second tranche of the Offering for the remaining $2,160,000 is expected to close thereafter in July 2022.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference. The foregoing summaries of the terms of the Offering are subject to, and qualified in their entirety by, such document.

On July 12, 2022, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman counsel, Campbells, is attached hereto as Exhibit 99.3.

The sale and offering of the Ordinary Shares pursuant to the Purchase Agreements was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-249056), which became effective on October 6, 2020, pursuant to a prospectus supplement filed with the Commission.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Form of Securities Purchase Agreement between Blue Hat Interactive Entertainment Technology and the Purchasers signatory thereto
99.2	Press release dated July 12, 2022
99.3	Legal Opinion of Campbells

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2022

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer